UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER000-15582

(CHECK ONE)	☐ Form 10-K	☐ Form 20-	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	CUSIP NUMBER 60454014

For Period Ended:	June 30,2001

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
☐Transaction Report on Form 10-K
For the Transaction Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant	Minuteman International, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)	111 South Rohlwing Road

City, State and Zip Code	Addison, Illinois 60101

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of Minuteman International, Inc. (“Minuteman”) has been working diligently to complete all of the required information for its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2001 (the “Form 10-Q”).  In addition, Minuteman has undertaken a review of its quarterly results for 2000 and has devoted substantial time and resources to that review.  Mangement does not believe that the Form 10-Q can be completed for a timely filing on August 14, 2001.  Management anticipates filing the Form 10-Q on or before August 20, 2001.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Tom Nolan	(630)	627-6900

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).		☒ YES	☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ YES	☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the results of operations in the corresponding period for 2000 will be affected as a result of adjustments to the timing of the recording of certain sales transactions in interim periods. The results can not be stated until the review is completed.

Minuteman International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2001	By	/s/ Gregory J. Rau,

President and Chief Executive Officer

Date	August 14, 2001	By	/s/ Thomas J. Nolan,

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other authorized representative. The name and title of the person signing the form shall be typed beneath the signature. If the statement is signed on behalf of the registrant by an uathorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.